Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Jun 30, 2014	December 31,
		2013	2012	2011	2010	2009
1. Fixed charges:
A) Interest expense	$66,730	$62,958	$67,148	$68,183	$75,481	$81,861
B) Amortization	2,049	2,002	2,001	2,137	2,620	2,097
C) Interest portion of rentals	11,975	11,809	10,605	8,943	6,455	6,644

Total fixed charges	$80,754	$76,769	$79,754	$79,263	$84,556	$90,602

2. Earnings (as defined):
D) Pretax income from continuing operations	$204,631	$222,815	$207,915	$175,066	$158,378	$132,035
Fixed Charges (1. above)	80,754	76,769	79,754	79,263	84,556	90,602

Total earnings as defined	$285,385	$299,584	$287,669	$254,329	$242,934	$222,637

	3.53	3.90	3.61	3.21	2.87	2.46